SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 17)

                               DIME BANCORP, INC.
                            (Name of Subject Company)


                               DIME BANCORP, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                     25429Q
                      (CUSIP Number of Class of Securities)

                              JAMES E. KELLY, ESQ.
                                 GENERAL COUNSEL
                               DIME BANCORP, INC.
                                589 FIFTH AVENUE
                                    3RD FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 326-6170
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    Copy to:

                             MITCHELL S. EITEL, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

     [] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 17 amends and supplements the solicitation/recommendation statement on Schedule 14D-9 filed with the Securities and Exchange Commission on March 21, 2000, as subsequently amended on March 21, 2000, March 22, 2000, March 24, 2000, March 30, 2000, April 6, 2000,
April 7, 2000, April 12, 2000, April 14, 2000, May 1, 2000, May 2, 2000, May 19,
2000, May 24, 2000, May 31, 2000, June 2, 2000, June 16, 2000 and June 20, 2000
(as so amended, the "Schedule 14D-9," by Dime Bancorp, Inc., a Delaware corporation ("Dime"), in relation to the exchange offer disclosed in the Schedule TO, dated March 15, 2000 (as amended from time to time, the "Schedule TO"), of North Fork Bancorporation, Inc., a Delaware corporation ("North Fork"), and Fleet Boston Corporation, a Rhode Island corporation ("FleetBoston"), to exchange each issued and outstanding share of Dime common stock, par value $0.01 per share, for 0.9302 of a share of North Fork common stock, par value $0.01 per share, and $2.00 in cash, upon the terms and subject to the conditions described in the Schedule TO, the Registration Statement filed on Form S-4 by North Fork on March 15, 2000 and the Prospectus relating to North Fork's common stock dated March 14, 2000 and contained therein (each of which may be amended from time to time and each of which is an Exhibit and incorporated by reference into North Fork's Schedule TO).

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Item 4 is hereby supplemented and amended by adding the following:

     On June 21, 2000, Dime began sending to its employees the letter of Franklin L. Wright, dated June 21, 2000, that is included herewith as exhibit
(a)(30) and is incorporated herein by reference.


ITEM 9. EXHIBITS.

Item 9 is hereby supplemented and amended by adding the following:


     Exhibit
     Number                             Description
     ------                             -----------


     (a)(30)                            Letter to Employees dated June 21, 2000

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 DIME BANCORP, INC.


                                                 By:   /s/ James E. Kelly
                                                    ------------------------
                                                     Name:   James E. Kelly
                                                     Title:  General Counsel


Dated:  June 21, 2000

                                  EXHIBIT INDEX



     Exhibit
     Number                             Description
     ------                             -----------


     (a)(30)                            Letter to Employees dated June 21, 2000

                                             Exhibit (a)(30)


[DIME LOGO]

INTER - OFFICE


                                                       June 21, 2000


TO:       Dime Associates

FROM:     Frank Wright

SUBJECT:  2000 Annual Meeting - Voting
--------------------------------------------------------------------------------

     We have scheduled our Annual Meeting of Stockholders for July 14th at 10:00 a.m. and have begun our proxy solicitation process. At the Annual Meeting, Dime stockholders will be asked to reelect five members to our Board of Directors. The Board has nominated J. Barclay Collins II, James F. Fulton, Virginia M. Kopp, Sally Hernandez-Pinero and Larry Toal to serve as directors for a three year term. As you may know, North Fork Bancorporation, Inc. has also begun to solicit proxies from Dime stockholders to "withhold authority" to elect these individuals to the Board. Because of this, if you are a Dime stockholder, you may receive multiple mailings and, possibly, telephone calls from representatives of both Dime and North Fork. As a result, we thought it would be a good idea to take this opportunity to discuss this proxy contest with you and, if you are a Dime stockholder, to advise you of your options.

     Dime stockholders have received proxy materials from Dime, including a WHITE proxy card that appoints Larry Toal, Gene Brooks and Jim Kelly as proxies to vote shares of Dime stock as directed by the stockholders with respect to the election of directors (and in their discretion on any other matters that might properly come before the meeting). North Fork has also sent proxy materials to Dime stockholders, together with a gold proxy card, appointing several individuals to vote on behalf of Dime stockholders.

     THE DIME BOARD OF DIRECTORS HAS RECOMMENDED THAT STOCKHOLDERS VOTE FOR THE ELECTION OF THE NOMINEES FOR DIRECTOR. Therefore, if you are a stockholder, we are urging you to mark the "FOR" box on the WHITE proxy card, sign it and return it as soon as possible in the envelope provided with your Dime proxy materials. This vote will provide your Board with the best opportunity to successfully conduct the exploration of strategic options that we have undertaken and, in the process, enhance stockholder value.

     In addition, we are strongly urging Dime stockholders NOT to return the gold proxy card sent by North Fork for any reason, even as a protest against North Fork's high-handed tactics. North Fork's materials request that Dime stockholders withhold authority regarding the election of the Board's nominees for director. However, even if a substantial number of shares are voted to withhold authority regarding the election of these nominees, they will continue to serve as directors. Although North Fork understands the mechanics of this election process, it still has undertaken an expensive campaign cloaked in rhetoric that it will somehow "send a message" to your Board of Directors. In actuality, we believe that North Fork's wasteful proxy solicitation is an attempt to enrich itself at the expense of Dime stockholders by pushing its hostile tender offer to take control of Dime. Rather than sending any "messages," we believe that the real purpose behind this futile exercise is to divert stockholder attention from the fact that North Fork's offer is inadequate and to try to disrupt your Board's ability to develop superior alternatives to maximize stockholder value.

        THE FOLLOWING INFORMATION IS IMPORTANT TO PARTICIPANTS IN DIME'S
       401(K) PLAN, NORTH AMERICAN'S 401(K) PLAN AND LAKEVIEW'S EMPLOYEE
                              STOCK OWNERSHIP PLAN

     If you have shares of Dime stock in Dime's 401(k) Plan, North American's 401(k) Plan, or Lakeview's Employee Stock Ownership Plan as of May 18, 2000, you are entitled to tell that plan's trustee how to vote your plan shares at the Annual Meeting. If you do not submit a signed proxy card, your plan shares may be voted in a manner you do not intend.

     Given the way the plans work, the tabulator of votes for each plan will count the responses actually received and determine the proportion of the number of shares in that plan to be voted FOR the election of each of the directors as compared to those to be voted to withhold authority regarding their election. The tabulator will advise the Benefits Committee of this proportion. The plans require that the Benefits Committee instruct the plan trustee to vote the plan shares of those who did not submit a proxy card in the same proportion as those who did.

     AS A RESULT, IN ORDER TO INSURE THAT YOUR PLAN SHARES ARE VOTED AS YOU INTEND, YOU SHOULD COMPLETE, SIGN AND RETURN THE WHITE PROXY CARD SENT TO YOU BY DIME AS SOON AS POSSIBLE. Once you have done so, there is no reason to send in another proxy card unless you want to change your vote. In particular, as discussed above, we urge you NOT to return the gold proxy card sent by North Fork for any reason.

     Because votes by participants in these plans will need to be tabulated BEFORE the final due date for general voting by Dime stockholders, you should submit your WHITE proxy card for shares held under the plans so that it is received by the tabulator of votes for the plan by NO LATER THAN 5:00 PM EDT ON FRIDAY, JULY 7TH.

                               * * * * * * * * * *

     JUST A REMINDER -- WE URGE YOU TO READ ALL OF THE INFORMATION THAT IS SENT TO YOU BEFORE MAKING ANY DECISION WITH RESPECT TO VOTING YOUR DIME SHARES. IF YOU NEED ANY ADDITIONAL INFORMATION OR HAVE ANY QUESTIONS ABOUT THE ANNUAL MEETING, NORTH FORK'S PROXY SOLICITATION OR NORTH FORK'S HOSTILE TENDER OFFER, PLEASE CALL DIME'S INVESTOR RELATIONS DEPARTMENT AT (212) 326-6170 OR DIME'S REPRESENTATIVE, INNISFREE M&A INCORPORATED, TOLL-FREE AT (888) 750-5834.